Tenaris Announces that Tamsa, its Operating Subsidiary Listed on the American and Mexican Stock Exchanges, has Published its 2002 Annual Results

Luxembourg, February 27, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) informs shareholders that Tubos de Acero de Mexico S.A. (AMEX: TAM and Mexico: TAMSA) (Tamsa), its operating subsidiary in Mexico, announced today its annual results for 2002. Tamsa reported a net income of MXP1,136.0 million and operating income of MXP1,391.2 million on net sales of MXP6,728.3 million for the year. Tamsa’s results are reported in Mexican pesos and its financial statements are prepared in accordance with Mexican accounting standards. Further information about Tamsa’s results can be found at www.tamsa.com.mx.

The financial statements of Tamsa are consolidated in the financial statements of Tenaris, which prepares its financial statements in accordance with International Accounting Standards and reports its results in U.S. dollars. Tenaris is scheduled to announce its 2002 annual results on March 6, 2003.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.